Exhibit 99.1

Hailiang Education Enters into a Strategic Cooperation Agreement with Hailiang Group Co., Ltd. and Hailiang Education Management Group Co., Ltd. to Develop K-12 Education in China

HANGZHOU, China, November 8, 2017 /PRNewswire/ — Hailiang Education Group Inc. (Nasdaq: HLG), (“Hailiang Education” or the “Company”), an educational services provider of private primary, middle and high schools in China, announced today that the Company has entered into a Strategic Cooperation Agreement (the “Agreement”) with its affiliated company, Hailiang Group Co., Ltd. (“Hailiang Group”), and Hailiang Education Management Group Co., Ltd. (“Hailiang Education Management”), a related party of the Company and a wholly owned subsidiary of Hailiang Group to develop primary, middle and high schools education in China. The strategic goal of the Agreement is to promote the development of private education in China by synergizing the competitive advantages of Hailiang Education, Hailiang Group and Hailiang Education Management.

As part of the business strategies of Hailiang Group and Hailiang Education Management, they each plan to establish additional schools through new construction, merger and acquisition, and entrusted management of private or public primary schools, middle schools and high schools. Pursuant to the Agreement, all of these schools are expected to be operated in entrusted management and Hailiang Education has a priority right to operate such schools. This cooperation affords Hailiang Education to operate schools acquired or owned by Hailiang Group or Hailiang Education Management, such as Jiangxi Nanchang Baishu Education Group (12 Schools in total), Hubei Xiantao No.1 Middle School and Zhejiang Xinchang Nanrui Experimental School. Currently, Hailiang Education has owned or been providing educational services to an aggregate of 23 schools with an aggregate student enrollment of 55,733, allowing the Company on the path to become the largest K-12 private education group in China.

With 22 years’ of solid reputation and track records in the education industry, Hailiang Education has become an industry influencer. Especially, the establishment of Hailiang Educational Park, one of the largest primary and middle school campuses in the world, has attracted a lot of talents in the past 3 years. Hailiang Educational Park has allowed Hailiang Education to optimize operation management, expand the scale of business as well as improve the brand awareness of Hailiang Education. Through the implementation of operation and brand management, it is reasonable to increase the tuition and management service fees pursuant to applicable laws, which will create a high profit margin for Hailiang Education.

According to the Company’s business development plan, the scale of the managed schools will continue to expand rapidly and the profitability will be strengthened as well. The Company expects the net profit to grow at a Compound Annual Growth Rate (CAGR) of 30% for an extensive period of time.

This cooperation provides Hailiang Education with a more effective brand new business expansion model. The implementation of the P.R.C. Law for Private Education Promotion paves way for the growth of good private education companies. Furthermore, the cooperation will create greater value for Hailiang Education’s stockholders and investors.

About Hailiang Education Management Group Co., Ltd. and Hailiang Group Co., Ltd.

Hailiang Education Management Group is a wholly-owned subsidiary of Hailiang Group with the purpose of education investment and management. Hailiang Education Management Group particularly focuses on the health and happy growth of children & teenagers, devotes to the construction investment of primary and high schools and M&A of high-quality education institutions, and operates private and public primary and high schools in entrusted management. Until now, Hailiang Education Management Group has invested over $750 million in education industry in total. Hailiang Education Management Group plans to increase no less than $1.5 billion investment in education sector and strives for a total $2.5 billion investment in the next 5 years.

Hailiang Group Co., Ltd. was founded in 1989 in Zhejiang Province. With 28 years of rapid development, Hailiang Group has now become a giant international corporation group consisting of a number of companies listed domestically and internationally. Hailiang Group now covers the industries of high-end manufacture of nonferrous metal, basic education, healthcare and ecological agriculture. Hailiang Group ranked 110th among China Enterprises, 18th among China Private Enterprises and 3rd among Top 100 enterprises in Zhejiang.

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary and high school educational services providers in China. The Company focuses closely on the school-running target of providing best quality, unique and internationalized education, dedicates to provide students with high quality of primary, high school and international educational services as well as values the quality of students’ life, study and development. Meanwhile, Hailiang Education educates students according to their aptitudes, devoting to improve students’ study ability, cultural accomplishments and international perspectives. Multilingual teaching are available in Hailiang Education, including Chinese, English, Spanish, Japanese, Korean, French, etc. Also, Hailiang Education launches various diversified high quality courses, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, IELTS courses, TOEFL courses as well as SAT courses. The Company has established extensive cooperative relations with more than 200 international educational institutions and universities. Hailiang Education commits to make great efforts to offer students more opportunities of wining places at well-known domestic or international universities to pursue further education. For more information, please visit http://ir.hailiangedu.com .

Forward-Looking Statements

This press release contains information about Hailiang Education’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its application of IPO proceeds, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Hailiang Education encourages you to review other factors that may affect its future results in Hailiang Education’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Mr. Auto Yau

Board Secretary

Hailiang Education Group Inc.

Phone: +86-571-5812-1974

Email: ir@hailiangeducation.com

Ms. Tina Xiao

President

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com